Prospectus Supplement


                           Factory 2-U Stores, Inc.
                        658,995 Shares of Common Stock
                         (Par Value $0.01 per share)

      This Prospectus Supplement supplements the Prospectus, dated
October 19, 1999, of Factory 2-U Stores, Inc. relating to the reoffer and resale of an aggregate of 658,995 shares of our Common Stock, par value $0.01 per share, issued to the selling shareholders named in the Prospectus under employee compensation arrangements. The Prospectus Supplement must be delivered and read in conjunction with the Prospectus.

      The shares identified in the Prospectus under the caption "Selling Stockholders" as being registered for reoffer and resale and covered by the Prospectus for Mary B. McNabb include shares that are held or may be held and may be reoffered and resold by the McNabb Charitable Trust.

          The date of this Prospectus Supplement is December 8, 2000